SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                       Personnel Group of America, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   715338109
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                             Links Partners, L.P.
                             Inland Partners, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                            Coryton Management Ltd.
                               Mark R. Patterson
                                David J. Matlin
                                 Arthur Coady
                                  Elias Sabo
                               I. Joseph Massoud

                           (Name of Persons Filing)



      Mark R. Patterson          Joseph Milana and Chrissie Neves     Joseph Milana and Chrissie Neves
     MatlinPatterson LLC             Links Partners, LP                    Inland Partners, LP
      520 Madison Avenue             61 Wilton Avenue,                     61 Wilton Avenue,
   New York, New York 10022              2nd Floor                             2nd Floor
  Telephone: (212) 651-9525        Westport, Connecticut 06880           Westport, Connecticut 06880
                                    Telephone: (203) 221 1703             Telephone: (203) 221-l703

                        (Name, Address and Telephone Number of Person Authorized
                                 to Receive Notices and Communications)

                                             March 14, 2003
                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                             (Page 1 of 37 pages)

                        (Continued on following pages)



                             (Page 2 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 3 of 37 Pages
------------------ ------------------------------------------ ----------------------------
     1       NAMES OF REPORTING PERSONS

             I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MatlinPatterson Global Opportunities Partners L.P.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
             2(d) or 2(e)                                                         | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                      3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                          0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                      3,398,568
------------ -----------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                      40,966.27
------------ -----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                       | |
------------ -----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.153%
------------ -----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                      PN
------------ -----------------------------------------------------------------------------



                                    (Page 3 of 37 pages)


                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 4 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                   AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Bermuda
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                        0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                      3,398,568
------------ -----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                       | |
------------ -----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                      PN
------------ -----------------------------------------------------------------------------



                                    (Page 4 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 5 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson Global Opportunities Partners B, L.P.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH

---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                      40,966.27
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                           0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                      40,966.27
------------ -----------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                      40,966.27
------------ -----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                       | |
------------ -----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      .153%
------------ -----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                      PN
------------ -----------------------------------------------------------------------------



                                    (Page 5 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 6 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Links Partners, L.P.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Bermuda
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                       3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                          0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                      3,398,568
---------------------- ------------------------ ------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                      40,966.27
------------ -----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                       | |
------------ -----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.153%
------------ -----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                      PN
------------ -----------------------------------------------------------------------------



                                    (Page 6 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 7 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Inland Partners, L.P.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bahamas
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                      3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                          0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                      3,398,568
---------------------- ------------------------ ------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                      3,398,568
------------ -----------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                       | |
------------ -----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                      PN
------------ -----------------------------------------------------------------------------



                                    (Page 7 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 8 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson Global Advisers LLC
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                        3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                          0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                      3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IA
------------ -----------------------------------------------------------------------------



                                    (Page 8 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 9 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  David J. Matlin
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IN
------------ -----------------------------------------------------------------------------



                                    (Page 9 of 37 pages)


                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 10 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Mark R. Patterson
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IN
------------ -----------------------------------------------------------------------------



                                   (Page 10 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 11 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson Global Partners LLC
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      HC
------------ -----------------------------------------------------------------------------



                                   (Page 11 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 12 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson Asset Management LLC
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      HC
------------ -----------------------------------------------------------------------------



                                   (Page 12 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 13 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MatlinPatterson LLC
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      HC
------------ -----------------------------------------------------------------------------



                                   (Page 13 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 14 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Coryton Management Ltd.
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Bahamas
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      CO, HC
------------ -----------------------------------------------------------------------------



                                   (Page 14 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 15 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Arthur Coady
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       Canada
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IN
------------ -----------------------------------------------------------------------------



                                   (Page 15 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 16 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Elias Sabo
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States of America
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IN
------------ -----------------------------------------------------------------------------



                                   (Page 16 of 37 pages)

                                        SCHEDULE 13D

------------------ ------------------------------------------ ----------------------------
CUSIP No.          715338109                                  Page 17 of 37 Pages
------------------ ------------------------------------------ ----------------------------

     1       NAMES OF REPORTING PERSONS

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    I. Joseph Massoud
------------ -----------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  | |
                                                                                  (b)  |X|
------------ -----------------------------------------------------------------------------
     3       SEC USE ONLY
------------ -----------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                       AF, WC
------------ -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                       | |
------------ -----------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States of America
------------ -----------------------------------------------------------------------------

    SHARES                        7             SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                           0
   REPORTING
  PERSON WITH
---------------------- ------------------------ ------------------------------------------

                                  8             SHARED VOTING POWER
                                                     3,398,568
---------------------- ------------------------ ------------------------------------------

                                  9             SOLE DISPOSITIVE POWER
                                                         0
---------------------- ------------------------ ------------------------------------------

                                 10             SHARED DISPOSITIVE POWER
                                                     3,398,568
------------ -----------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  3,398,568
------------ -----------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                  | |
------------ -----------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.26%
------------ -----------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON
                      IN
------------ -----------------------------------------------------------------------------



                                   (Page 17 of 37 pages)

Introduction.
------------

This Amendment No. 6 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, filed on August 30, 2002 ("Amendment No. 4") and Amendment No. 5 to Schedule 13D, filed on November 20, 2002 ("Amendment No. 5"). The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Personnel Group of America, Inc. (the "Issuer"), which are immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person, and (iv) Amendment No. 5 changed the



                             (Page 18 of 37 pages)
address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons.

This Amendment No. 6 is filed on behalf of (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), MatlinPatterson Global Opportunities Partners B, L.P. ("Matlin Partners B"), Links and Inland, by virtue of their beneficial ownership of the Notes, which are immediately convertible into shares of Issuer Common Stock, (ii) Matlin Advisers, by virtue of its investment authority over securities held by Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B, (iii) Matlin Partners, as general partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B,
(iv) Matlin Asset Management, as the holder of all of the membership interests in Matlin Partners and Matlin Advisers, (v) MatlinPatterson, as the holder of all of the membership interests in Matlin Asset Management, (vi) Mark Patterson and David Matlin, each as the holder of 50% of the membership interests in MatlinPatterson (vii) Coryton, as general partner of Links and Inland, (viii) Arthur Coady, as director and sole shareholder of Coryton and
(ix) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Partners B, Links, Inland, Matlin Advisers, Matlin Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of (y) amending or correcting certain information that has changed since the filing of Amendment No. 5 and (z) disclosing the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 relating to a proposed restructuring of the Issuer.

Item 4. Purpose of Transaction.
        ----------------------

Item 4 of Schedule 13D is amended and restated in its entirety as follows:

A. PURCHASE OF NOTES AND INTERCREDITOR AGREEMENT.

On June 5, 2001, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland entered into the Intercreditor Agreement to purchase the Purchased Notes for general investment purposes. As of March 26, 2002, each of Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland determined to engage in discussions with the Issuer regarding deleveraging strategies that could result in the conversion of certain Issuer debt to equity. Subject to the agreements of the Reporting Persons as described herein, the Reporting Persons have reserved their right to dispose of the Purchased Notes or underlying shares of Issuer Common Stock in the market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons have reserved the right to acquire additional shares of Issuer Common Stock or securities of the Issuer convertible into, or exercisable for, shares of Issuer Common Stock,



                             (Page 19 of 37 pages)
including the Purchased Notes, through open market purchases, in privately negotiated transactions or otherwise.

B. AGREEMENT IN PRINCIPLE FOR PROPOSED RESTRUCTURING AND BACK-UP PLAN.

On November 11, 2002, Matlin Partners (Delaware), Inland and Links, the Issuer and certain of its subsidiaries listed therein, entered into a letter agreement (the "Agreement in Principle") pursuant to which, among other things, the parties thereto agreed to negotiate in good faith for definitive terms of a proposed restructuring of the Issuer (the "Proposed
Restructuring"). The Proposed Restructuring contemplated the following:

(i) A registered bond exchange offer and consent solicitation, pursuant to which $115 million of outstanding Notes and accrued interest would be exchanged for cash equal to six months of interest on the Notes and newly issued Issuer Common Stock representing 83% of Issuer's outstanding equity following consummation of the Proposed Restructuring (subject to dilution by the exercise of options under a new management equity incentive plan and warrants to purchase Issuer Common Stock discussed below);

(ii) Retention by current stockholders of their existing Issuer Common Stock, which would represent 17% of Issuer's outstanding equity following consummation of the Proposed Restructuring (subject to dilution by the exercise of options under a new management equity incentive plan and warrants to purchase Issuer Common Stock discussed below);

(iii) Retirement of the outstanding debt (which the Issuer reported to be approximately $103 million, based on the Issuer's Quarterly Report on Form 10Q filed on November 13, 2002) under the Amendment No. 4 dated as of February 8, 2002 to the Amended and Restated Credit Agreement, dated as of June 23, 1997 among the Issuer, as borrower, the Issuer's subsidiaries from time to time party thereto, as guarantors, the several lenders from time to time party thereto, and Bank of America, N.A., formerly NationsBank, N.A., as agent (the "Senior Agent"), as amended (the "Credit Agreement") in exchange for (a) $39.2 million principal amount of new senior subordinated notes of the Issuer, (b) $53.5 million consisting of at least $50 million in cash and up to $3.5 million principal amount of new junior subordinated notes of the Issuer, and warrants to purchase up to 13% of the Issuer Common Stock exercisable at an exercise price per share that assumes an aggregate post-exercise equity value of $60 million;

(iv) The Issuer effecting a reverse split of the Issuer Common Stock and adopting a new management equity incentive plan;

(v) A securityholders' agreement among the Issuer and certain significant stockholders (initially Matlin Partners (Delaware), Inland and Links) after the Proposed Restructuring to set the size of the Issuer's board of directors at seven following the restructuring and provide for the designation of two representatives of the new significant stockholders (and the nomination of four independent directors) to serve on the board of directors;

(vi) The parties to the Agreement in Principle and other parties entering into a definitive lock-up and support agreement (the "Lock-Up Agreement") which would contain, among other things: (a) interim operating covenants for the Issuer;
(b) customary representations and



                             (Page 20 of 37 pages)
warranties; (c) customary indemnities and expense advancement for third-party claims; (d) the Issuer's undertaking to make and use best efforts to have declared effective all required SEC and other governmental filings and to procure new stock exchange listings for common stock and certain warrants and required stockholder votes; (e) undertakings by all parties to use commercially reasonable efforts to achieve satisfaction of the closing conditions; (f) a waiver by the holders of the Notes who are parties to the Lock-Up Agreement of specified defaults under the indenture governing the Notes for so long as the Lock-Up Agreement is binding on them; (g) the agreement of parties to the Lock-Up Agreement (1) to support the "Back-Up Plan" under circumstances discussed below, (2) in the case of the holders of the Notes, to tender their Notes pursuant to the exchange offer, and (3) in the case of the holders of claims under the Credit Agreement, to exchange such claims pursuant to the loan exchange; (h) the agreement of the Issuer to effect a reverse stock split of the Issuer Common Stock to meet anticipated New York Stock Exchange or NASDAQ requirements; (i) subject to agreed restrictions, provisions regarding the ability of the Issuer and the holders of a majority in principal amount of the Notes to discuss alternative proposals and to terminate the Lock-Up Agreement in connection with accepting a superior offer to the Proposed Restructuring; and (j) provisions to the effect that, unless otherwise agreed by the Noteholders, the offer to exchange Notes for Issuer Common Stock shall commence only if and when the holders of at least $90 million in principal amount of the Notes have agreed to tender their Notes.

The "Back-Up Plan" as outlined in the Agreement in Principle contemplated that if the Proposed Restructuring was not completed within 150 days after the execution of definitive transaction agreements, the Issuer would file a bankruptcy petition under Chapter 11 of the United States Bankruptcy Code and pursue a specified bankruptcy plan of reorganization that would be supported by the parties to the Lock-Up Agreement. Such bankruptcy plan of reorganization would provide, among other things, (x) that all existing shares, options, warrants and other equity interests would be cancelled and existing holders of Issuer Common Stock receive 3% of the Issuer Common Stock outstanding following the reorganization of the Issuer (by "gift" from the lenders under the Credit Agreement), (y) that all holders of outstanding Notes would receive 17% of Issuer Common Stock outstanding following the reorganization of the Issuer and (z) that in addition to the stock to be "gifted" to the existing holders of Issuer Common Stock, all holders of outstanding claims under the Credit Agreement would receive cash, senior subordinated notes and related warrants, and convertible preferred stock of the Issuer following the reorganization, which cash, notes, warranties and preferred stock would have an aggregate value equal to the face value of their collective claims under the Credit Agreement.

The description of the Agreement in Principle, the Proposed Restructuring and the rights of Matlin Partners (Delaware), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement in Principle, which has been annexed to Schedule 13D as Exhibit 6 and which is incorporated herein by reference. The definitive terms of the Proposed Restructuring are contained in the Restructuring Agreement (defined and described below) and the terms of the Agreement in Principle have been superceded by the Restructuring Agreement.



                             (Page 21 of 37 pages)

C. PURCHASE OPTION AGREEMENT.

In addition, on November 11, 2002, Matlin Partners (Delaware), Inland, Links, the Issuer and the lenders under the Credit Agreement other than Matlin Partners (Delaware), Inland and Links ("Senior Lenders") and the Senior Agent entered into a Purchase Option Agreement (the "Purchase Option Agreement") pursuant to which Matlin Partners (Delaware), Inland and the Issuer have acquired a purchase option to acquire certain claims of the Senior Lenders under the Credit Agreement for an option exercise price equal to the assigning Senior Lender's pro rata share of 75% of the face amount of the funded indebtedness under the Credit Agreement and certain warrants to purchase up to 3% of the Issuer Common Stock. The Purchase Option Agreement also provides for waivers by the lenders under the Credit Agreement of certain obligations of the Issuer thereunder, in return for which the Issuer agreed to immediately repay approximately $22 million of debt outstanding under the Credit Agreement and to reduce the total commitment amount under the Credit Agreement to $114 million.

The description of the Purchase Option agreement and the rights of Matlin Partners (Delaware), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Option Agreement, which has been annexed to Schedule 13D as Exhibit 7 and which is incorporated herein by reference. In addition, the consummation of each of the transactions discussed in the Purchase Option Agreement is subject to various conditions and no assurance can be given that such transactions will be consummated as discussed in the Purchase Option Agreement.

D. SUMMARY OF RESTRUCTURING AGREEMENT.

On March 14, 2003, Matlin Partners (Delaware), Inland and Links and certain other holders of 5 3/4% Convertible Subordinated Notes of the Issuer (the "Restructuring Agreement Noteholders"), the Issuer and certain of its subsidiaries listed therein (together, the "Parties"), entered into a Restructuring Agreement (the "Restructuring Agreement") relating to the restructuring of the Issuer (the "Restructuring"). In addition, on March 14, 2003, a certain other holder of 5 3/4% Convertible Subordinated Notes of the Issuer entered into a participation agreement with the Issuer pursuant to which such holder agreed to exchange the notes of the Issuer held by the holder for the same pro rata consideration to be received by the Restructuring Agreement Noteholders if the Notes Exchange is consummated (for purposes of this Schedule 13D, all references to the "Restructuring Agreement Noteholders" below, other than references to actions requiring the approval or consent of the Restructuring Agreement Noteholders, will include such other holder). The Restructuring Agreement Noteholders beneficially own, in the aggregate, approximately 96% of the outstanding Notes, which represents approximately 19% of the outstanding Issuer Common Stock on an as-converted basis (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10Q filed on November 13, 2002, and assuming conversion of the Notes beneficially owned by the Restructuring Agreement Noteholders).

The Notes Exchange
------------------

The Restructuring contemplates a privately negotiated exchange exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to which approximately $110



                             (Page 22 of 37 pages)
million principal amount of outstanding Notes and accrued interest thereon would be exchanged for $28.75 in cash for each $1,000 in principal amount of Notes validly exchanged and Issuer Common Stock and preferred stock convertible into Issuer Common Stock representing approximately 82% of Issuer's outstanding equity following consummation of the Restructuring (subject to dilution by the exercise of options under equity incentive plans and warrants to purchase Issuer Common Stock discussed below) ("Notes Exchange"). Immediately following the Notes Exchange, the Issuer Common Stock held by stockholders immediately prior thereto will represent 18% of Issuer's outstanding Issuer equity (subject to dilution by the exercise of options under equity incentive plans and warrants to purchase Issuer Common Stock discussed below).

The Restructuring Agreement also contemplates that the Issuer and the Restructuring Agreement Noteholders will enter into a registration rights agreement relating to Issuer capital stock to be received by such Restructuring Agreement Noteholders pursuant to the Notes Exchange. The Restructuring Agreement contemplates that the registration rights agreement will contain (i) two demand registration rights, each right allowing the Restructuring Agreement Noteholders holding, in the aggregate, a majority of the Issuer Common Stock to request that the Issuer register shares of Issuer Common Stock so long as the anticipated aggregate offering price to the public for such registration is expected to be at least $20 million and (ii) unlimited shelf-registration rights, each right allowing Restructuring Agreement Noteholders holding, in the aggregate, 5% or more of the outstanding Issuer Common Stock, to request that the Issuer file a shelf-registration statement on behalf of such Restructuring Agreement Noteholders. The registration rights agreement will also include, among other things: (a) provisions requiring the Company to pay for customary fees and expenses relating to the exercise of such registration rights, (b) customary indemnification provisions and (c) customary representations and warranties. The rights of the Restructuring Agreement Noteholders will terminate under the registration rights agreement with respect to a Restructuring Agreement Noteholder once the Restructuring Agreement Noteholder is legally able to dispose of all of its securities registrable under the registration rights agreement pursuant to Rule 144 of the Securities Act of 1933, as amended.

The consummation of the Notes Exchange is conditioned upon, among other things, (i) the principal amount of the Notes after the closing of the Notes Exchange being less than $10 million, (ii) if applicable, the written consent of the Restructuring Agreement Noteholders required to effect the Notes Exchange being obtained (as discussed in the fourth paragraph under "the Loan Exchange" below), and (iii) if applicable, the written consent of the Restructuring Agreement Noteholders required to effect the Loan Exchange (as defined and discussed below) and the transactions consummated by the Purchase Option Agreement being obtained (as discussed in the fifth paragraph under "The Loan Exchange" below) and the Issuer closing the Loan Exchange and the transactions contemplated by the Purchase Option Agreement contemporaneously with the Notes Exchange.

The Loan Exchange
-----------------

In addition, the Restructuring contemplates the retirement of the approximately $103 million principal amount of outstanding debt under the Credit Agreement as amended by Amendment



                             (Page 23 of 37 pages)

No. 5 to the Amended and Restated Credit Agreement and Waiver dated as of December 31, 2002, in exchange for cash and securities of the Issuer (the "Loan Exchange").

Under the Restructuring Agreement, upon consummation of the Loan Exchange, the Issuer will (i) exercise its option to purchase the indebtedness held by the Senior Lenders as contemplated in the Purchase Option Agreement and pay or deliver to the Senior Lenders (a) cash in an amount up to 75% of the face amount of the funded indebtedness under the Credit Agreement held by the Senior Lenders, (b) warrants to purchase up to 92.2367 shares of Issuer Common Stock for each $1000 face amount of funded indebtedness owed to the Senior Lenders under the Credit Agreement and (c) cash in the amount of any accrued and unpaid interest due to them under the Credit Agreement and (ii) pay or deliver to Matlin Partners (Delaware), Inland and Links the following: (a) in exchange for $34,693,750 in aggregate principal amount of indebtedness held by Matlin Partners (Delaware), Inland and Links under the Credit Agreement, their pro rata share of $39.2 million principal amount of new junior secured notes,
(b) in exchange for the remaining aggregate principal amount of indebtedness held by Matlin Partners (Delaware), Inland and Links under the Credit Agreement, new junior secured notes of the Issuer in an amount equal to such remaining principal amount, (c) warrants to purchase up to 464.5170 shares of the Issuer Common Stock for each $1000 face amount of funded indebtedness owed to Matlin Partners (Delaware), Inland and Links under the Credit Agreement and
(d) cash equal to the amount of any accrued and unpaid interest due to them under the Credit Agreement.

The consummation of the Loan Exchange is conditioned upon, among other things,
(i) the Issuer entering into a new senior facility prior to or contemporaneously with the closing of the Loan Exchange and (ii) the closing of the Notes Exchange. The Issuer or Matlin Partners (Delaware), Inland and Links may abandon the Loan Exchange, and terminate any obligations to consummate the Loan Exchange, if the Loan Exchange has not been consummated by May 16, 2003 (which date can be extended by written consent of Matlin Partners (Delaware), Inland and Links to another date designated in such consent)

The Restructuring Agreement contemplates that, in lieu of consummating the Loan Exchange and the transactions contemplated by the Purchase Option Agreement, the Senior Lenders, Matlin Partners (Delaware), Inland and Links may grant such waivers, forbearances or consents under the Credit Agreement as required to permit the consummation of the Notes Exchange and certain other transactions contemplated by the Restructuring Agreement; provided, however, that if the Senior Lenders, Matlin Partners (Delaware), Inland and Links grant such waivers, forbearances or consents, the obligations of the Restructuring Agreement Noteholders under the Restructuring Agreement (except for certain transfer and assignment provisions) shall terminate unless Restructuring Agreement Noteholders holding at least 90% of the Notes consent in writing to consummate the Notes Exchange as contemplated in the Restructuring Agreement. In connection with any such waivers, forbearances or consents, the obligations of the Company, Matlin Partners (Delaware), Inland and Links with respect to the Loan Exchange and the Purchase Option Agreement shall be deemed terminated.

If such waivers, forbearances or consents are not granted as described in the foregoing paragraph, the Restructuring Agreement Noteholders shall have no obligations under the Restructuring Agreement (except for certain transfer and assignment provisions) unless (i) the Issuer consummates the Loan Exchange and the transactions contemplated by the Purchase



                             (Page 24 of 37 pages)

Option Agreement, and (ii) the Restructuring Agreement Noteholders holding at least 90% of the Notes approve in writing the final terms of the Loan Exchange and the transactions contemplated by the Purchase Option Agreement.

Governance Matters: Reconstitution of the Board of Directors of the Issuer and
------------------------------------------------------------------------------
Amendment of Charter, Bylaws and Shareholder Rights Plan
--------------------------------------------------------

Pursuant to the Restructuring Agreement, upon consummation of the Notes Exchange, the Issuer has agreed to take any and all actions necessary to cause the board of directors of the Issuer to consist of the following persons: (i) two directors designated by the Reporting Persons, (ii) three directors who must qualify as independent directors under applicable exchange rules or listing standards designated by consent of the Restructuring Agreement Noteholders, (iii) one incumbent independent director designated by the Issuer with consent of the Restructuring Agreement Noteholders and (iv) Larry Enterline, the chief executive officer of the Issuer. In addition, the Reporting Persons will be entitled to designate two persons who shall be permitted to attend meetings of the Issuer's board of directors and committees thereof in a non-voting observer capacity.

The Restructuring also contemplates the amendment and restatement of the Issuer's bylaws and, subject to obtaining the requisite approval from holders of Issuer capital stock, the amendment and restatement of the Issuer's certificate of incorporation. The amended and restated certificate of incorporation would provide, among other things for: (a) a one-for-twenty five reverse split of the Issuer Common Stock; (b) the elimination of provisions that classify the board of directors into three separate classes; (c) an election by the Issuer not to be governed by Section 203 of the Delaware General Corporation Law; and (d) certain minority stockholder protections against related party or control transactions. The amended and restated bylaws would provide, among other things, that, as long as there are "Significant Holders" (defined as the beneficial owners of shares of capital stock of the Issuer representing 20% or more of the votes entitled to be cast by holders of outstanding shares of voting capital stock), the Significant Holders shall be entitled to designate, in the aggregate, two members (such designees, being "Significant Holder Designees") of the Issuer's board of directors, the size of which is initially set at seven members, and to designate two observers entitled to attend all meetings of the Issuer's board of directors and its committees. Furthermore, the amended and restated bylaws provide that, subject to applicable law, for so long as there are any Significant Holders, a committee comprised of the two Significant Holder Designees and one independent director who is not also a Significant Holder Designee shall be responsible for designating between one (1) and four (4) nominees for election to the Issuer's board of directors, depending on the amount of voting stock beneficially owned by the Significant Holders; provided, however, that each such nominee shall qualify as independent under all applicable exchange rules and listing standards.

If the Notes Exchange is consummated, as of the closing thereof, the Reporting Persons will be Significant Holders within the meaning of the Issuer's amended and restated bylaws and collectively will beneficially own approximately 46% of the voting stock of the Issuer (subject to dilution by the exercise of options under a new management equity incentive plan and warrants to purchase Issuer Common Stock); in addition, if the Loan Exchange is consummated, as of the closing thereof, the Reporting Persons will hold warrants to purchase up to an additional 10% of the Issuer Common Stock (exercisable the earlier of October 1, 2004 or upon a change of control



                             (Page 25 of 37 pages)
or a sale of all or substantially all of the assets of the Company). Accordingly, upon consummation of the Notes Exchange, the Reporting Persons will have the power to designate either directly or through a committee including Significant Holder Designees, an aggregate of six nominees for election to the board of directors (at least three of whom must qualify as independent directors under applicable exchange rules and listing standards) and two board observers.

On March 14, 2003, the Issuer amended the shareholder rights plan of the Issuer to exempt the execution of the definitive agreements and the transactions contemplated in the Restructuring Agreement from triggering rights under that plan. In addition, the Restructuring Agreement contemplates further amendments to the shareholder rights plan of the Issuer. The amendments would include, among other things, exemptions preventing the following from triggering rights under the shareholder rights plan: (i) beneficial ownership of capital stock by the Restructuring Agreement Noteholders acquired pursuant to the Restructuring Agreement; (ii) beneficial ownership by any Significant Holder of capital stock of the Issuer acquired in accordance with the amended and restated certificate of incorporation; and
(iii) beneficial ownership by any third party of capital stock of the Issuer acquired in a transfer from a Significant Holder pursuant to a transaction that complies with the amended and restated certificates of incorporation. In addition, the shareholder rights plan will be amended to contain a tag-along right for the benefit of any holder (including certain holders of more than 2% acting together as a group) of 5% or more of the voting stock of the Issuer pursuant to which such holder (or group) will be entitled to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any Significant Holders of capital stock of the Issuer of 20% or more of the voting stock of the Issuer.

The Back-Up Plan
----------------

If the Restructuring Agreement is terminated (i) by any of the parties as a result of the closing of the Notes Exchange not being consummated by May 16, 2003 (which date can be extended by the consent of the Issuer and the Restructuring Agreement Noteholders holding at least 90% of the Notes to another date designated in such consent), (ii) by the Issuer as a result of a material breach by Matlin Partners (Delaware), Inland or Links, which is not curable or which has not been cured within 30 days, or (iii) by the Restructuring Agreement Noteholders (a) as a result of a voluntary filing of bankruptcy by the Issuer or its subsidiaries, (b) as a result of a material breach by the Issuer or its subsidiaries which is not curable or which has not been cured within 30 days or (c) as a result of the board of directors of the Issuer withdrawing or modifying its approval of the Restructuring Agreement, the Issuer will file a bankruptcy petition under Chapter 11 of the United States Bankruptcy Code and pursue a specified bankruptcy plan of reorganization that would be supported by the parties to the Restructuring Agreement (the "Back-Up Plan"). Such bankruptcy plan of reorganization would provide, among other things, (x) that all existing shares, options, warrants and other equity interests of the Issuer including Issuer Common Stock would be cancelled and the holders thereof would receive an aggregate of 3% of the Issuer Common Stock outstanding following the reorganization of the Issuer (by "gift" from the lenders under the Credit Agreement), (y) that the holders of outstanding Notes would receive an aggregate of 17% of Issuer Common Stock outstanding following the reorganization of the Issuer and (z) that in addition to the stock to be "gifted" to the existing holders of Issuer Common Stock, all holders of outstanding claims under the Credit Agreement would receive



                             (Page 26 of 37 pages)
their pro rata share of $50 million in cash, an aggregate of $15 million in principal amount of senior subordinated notes and related warrants to purchase up to an aggregate of 10% of the Issuer Common Stock, and convertible preferred stock of the Issuer following the reorganization convertible into 70% of the Issuer Common Stock, which cash, notes, warrants and preferred stock would have an aggregate value equal to the face value of their collective claims under the Credit Agreement.

Purchase and Sale of Notes
--------------------------

Under the Restructuring Agreement, to the extent the Restructuring Agreement Noteholders acquire additional Notes or claims under the Credit Agreement, such holders agree that the acquired Notes or claims will be subject to the Restructuring Agreement and that such holders will vote such Notes or claims in favor of the transactions contemplated by the Restructuring Agreement and the obligations of such holders under the Restructuring Agreement shall apply to such acquired Notes and claims with the same force and effect as if such Notes and claims were owned by such holder at the time of the execution of the Restructuring Agreement, provided that no Noteholder may exchange any Notes acquired by the Noteholder following the date of the Restructuring Agreement to the extent the exchange of such Notes would result in a "Repurchase Event" as defined under the indenture governing the Notes. In addition, no Restructuring Agreement Noteholder may transfer its Notes or claims under the Credit Agreement to any third party unless such transferring holder, prior to such transfer, obtains from the transferee a joinder agreement joining the transferee to the Restructuring Agreement in a form reasonably satisfactory to the Issuer and to the other Restructuring Agreement Noteholders.

Other Provisions of the Restructuring Agreement
-----------------------------------------------

The Restructuring Agreement also contains, among other things: (a) interim operating covenants for the Issuer and its subsidiaries; (b) customary representations and warranties; (c) customary indemnities and expense advancement for third-party claims; (d) the Issuer's undertaking to make and use best efforts to have a proxy statement filed with the SEC and cleared for mailing to holders of Issuer Common Stock promptly after the closing of the Notes Exchange and to take, in accordance with its applicable certificate of incorporation and bylaws, all actions necessary to convene a meeting of holders of shares of Issuer capital stock as promptly as practicable after the proxy statement is mailed to its holders of capital stock to consider and vote upon the approval of the amendments to the Issuer's certificate of incorporation and approval of a new management equity incentive plan of the Issuer; (e) the Issuer's undertaking to maintain a stock exchange listing for Issuer Common Stock on a national securities exchange or established automated over-the-counter trading market in the United States; (f) undertakings by all parties to use commercially reasonable efforts to achieve satisfaction of the closing conditions; (g) a waiver by the Restructuring Agreement Noteholders of specified defaults under the indenture governing the Notes for so long as the Restructuring Agreement is binding on them; (h) the agreement of parties to the Restructuring Agreement (1) to support the Back-Up Plan under circumstances discussed above, (2) in the case of the holders of the Notes, to exchange their Notes pursuant to the Notes Exchange and, in the event the Issuer solicits the



                             (Page 27 of 37 pages)
consent or approval of the holders with respect thereto, to vote such Notes in favor of the transactions contemplated by the Restructuring, and (3) in the case of the holders of claims under the Credit Agreement, to exchange such claims pursuant to the Loan Exchange and, in the event the Issuer solicits the consent or approval of the holders with respect thereto, to vote such claims in favor of the transactions contemplated by the Restructuring Agreement; and
(i) subject to agreed restrictions, provisions limiting the ability of the Issuer and the holders of a majority of the aggregate principal amount of the Notes to discuss alternative proposals and to terminate the Restructuring Agreement in connection with accepting a superior offer to the Restructuring.

In addition, under the Restructuring Agreement, Matlin (Partners), Inland and Links each further agrees to be present at a meeting of stockholders duly called by the Issuer for the purpose of approving the amendment and restatement of the certificate of incorporation of the Issuer discussed above and at any adjournment or postponement thereof and to vote any shares of Issuer capital stock held by them in support of such amendment and restatement.

The foregoing summary description of the Restructuring Agreement and the transactions contemplated therein and the rights of Matlin Partners (Delaware), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Restructuring Agreement, which is annexed hereto as Exhibit 8, and is incorporated herein by reference. In addition, the consummation of each of the transactions discussed in the Restructuring Agreement is subject to various conditions and no assurance can be given that such transactions will be consummated as discussed in the Restructuring Agreement.

E. PURCHASE OF DEBT UNDER CREDIT FACILITY.

     On May 16, 2002, Matlin Partners (Delaware) purchased from a lender an aggregate of $30.6 million of loan commitment ("Loans") under the Credit Agreement (the "May 16th Purchase") and subsequently Links and Inland together purchased approximately 50% of such Loans from Matlin Partners (Delaware). On August 12, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit Agreement an additional $13.6 million of Loans (the "August 12th Purchase") and subsequently Links and Inland together purchased approximately 50% of such Loans from Matlin Partners (Delaware). On November 4, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit Agreement an additional $13.6 million of Loans ("November 4th Purchase") and Links and Inland have purchased approximately 50% of such Loans from Matlin Partners (Delaware). As a result of the May 16th Purchase, the August 12th Purchase and the November 4th Purchase and as a result of paydowns to principal on the total commitment amount by the Company and borrowing requests under the Credit Agreement from the Senior Agent, the total commitment amount under the Credit Agreement held by Matlin Partners (Delaware), Links and Inland is an aggregate of approximately $50.2 million. According to the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, the Credit Agreement provides for $136 million in total commitment amount and the outstanding balance under the line of credit was $103 million as of September 29, 2002. After giving effect to the reduction of the total commitment amount under the Credit Agreement by $22 million as contemplated in the Purchase Option Agreement, the total commitment amount equals $114 million and the aggregate of $50.2 million held by Matlin Partners (Delaware), Links and Inland constitutes approximately 44% of the total commitment amount under the Credit Agreement. Subject to the foregoing agreements and arrangements, the Reporting Persons may purchase or sell additional Loans pursuant to the Credit Agreement in the future.



                             (Page 28 of 37 pages)

F. GENERAL.

     Subject to the foregoing agreements and arrangements, each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer or Loans, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer or Loans owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would continue to take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     One or more principals or employees of the Reporting Persons may serve on the Board of Directors of the Issuer upon consummation of the transaction. As a director of the Issuer, such person or persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

Subsections (a) and (b) of Item 5 of Schedule 13D are amended and restated in their entirety to read as follows:

     (a) (i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: (i) Matlin Partners (Delaware), Links and Inland are each a direct beneficial owner of the Purchased Notes, which, in the aggregate, are immediately convertible into 3,398,568 shares of Issuer Common Stock and (ii) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners, Matlin Partners (Bermuda), Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud, each may be deemed an indirect beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock. The 3,398,568 shares of Issuer Common Stock represent beneficial ownership of approximately 11.26% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes). Matlin Partners B



                             (Page 29 of 37 pages)
may be deemed to be an indirect beneficial owner of certain of the Purchased Notes as described in paragraph (vi) of this Item 5(a).

               (ii) As of the date hereof, Matlin Partners (Delaware) is the direct beneficial owner of $30,268,500 aggregate face value of the Notes, which are immediately convertible into 1,699,284.21 shares of Issuer Common Stock. The 1,699,284.21 shares of Issuer Common Stock represent beneficial ownership of approximately 5.97% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes directly beneficially owned by Matlin Partners (Delaware)). Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware) may also be deemed to beneficially own the shares beneficially owned by Links and Inland, with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (iii) As of the date hereof, Links is the direct beneficial owner of $15,134,250 aggregate face value of the Notes, which are immediately convertible into 849,642.11 shares of Issuer Common Stock. The 849,642.11 shares of Issuer Common Stock represent beneficial ownership of approximately 3.08% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes directly beneficially owned by Links). Pursuant to the Intercreditor Agreement, Links may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (iv) As of the date hereof, Inland is the direct beneficial owner of $15,134,250 aggregate face value of the Notes, which are immediately convertible into 849,642.11 shares of Issuer Common Stock. The 849,642.11 shares of Issuer Common Stock represent beneficial ownership of approximately 3.08% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes directly beneficially owned by Inland). Pursuant to the Intercreditor Agreement, Inland may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (v) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Notes beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share currently yields a participation interest equal to $7,627,515.10 aggregate face value of the Notes, which are immediately convertible into 428,211.37 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners (Bermuda) may be deemed to share voting and dispositive power over 428,211.37 shares owned by Matlin Partners (Delaware). The 428,211.37 shares of Issuer Common Stock represent beneficial ownership of approximately 1.57% of the Issuer's issued and outstanding shares of



                             (Page 30 of 37 pages)

Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes in which Matlin Partners (Bermuda) has a participation interest). Pursuant to the Intercreditor Agreement, Matlin Partners (Bermuda) may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware), Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (vi) Matlin Partners (Delaware) and Matlin Partners B have entered into a Participation Agreement (the "B Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, Matlin Partners B holds a participation interest in 2.4108% of the right, title and interest in the Notes beneficially owned by Matlin Partners (Delaware). Matlin Partners B's participation interest equals $729,711.66 aggregate face value of the Notes, which are immediately convertible into 40,966.27 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners B may be deemed to share voting and dispositive power over 40,966.27 shares owned by Matlin Partners (Delaware). The 40,966.27 shares of Issuer Common Stock represent beneficial ownership of approximately 0.153% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, and assuming conversion of the Purchased Notes in which Matlin Partners B has a participation interest).

               (vi) Matlin Partners serves as General Partner of Matlin Partners (Delaware). By reason of such relationship, Matlin Partners may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Partners may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this
Item 5(a).

               (vii) Matlin Advisers serves as investment advisor to Matlin Partners (Delaware). By reason of such relationship, Matlin Advisers may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Advisers may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this
Item 5(a).

               (viii) Matlin Asset Management is the holder of all of the membership interests in Matlin Partners and Matlin Advisers. By reason of such relationship, Matlin Asset Management may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Asset Management may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (ix) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, MatlinPatterson may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).



                             (Page 31 of 37 pages)

               (x) Mark Patterson and David Matlin are each the holder of 50% of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Mark Patterson and David Matlin may each also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph
(i) of this Item 5(a).

               (xi) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Coryton may also be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (xii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Arthur Coady may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

               (xiii) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Elias Sabo and I. Joseph Massoud may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

     (b) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners and Coryton with respect to the directors and executive officers named in their respective schedules to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 6 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of said Item 6:



                             (Page 32 of 37 pages)

Reference is made to the descriptions of the Restructuring Agreement in Item 4 of this Amendment No. 6 and to the Restructuring Agreement which is annexed hereto as Exhibit 8, which is incorporated herein by reference.

Reference is made to the descriptions of the Bermuda Participation Agreement in Item 5 of this Amendment No. 6 and to the Bermuda Participation Agreement which is annexed hereto as Exhibit 9, which is incorporated herein by reference.

Reference is made to the descriptions of the B Participation Agreement in Item 5 of this Amendment No. 6 and to the B Participation Agreement which is annexed hereto as Exhibit 10, which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

Item 7 of Schedule 13D is amended by replacing Exhibit 5 and adding Exhibits 8, 9 and 10 as follows:

Exhibit No.       Description
-----------       -----------

       5 Joint Filing Agreement, dated as of March 17, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mark Patterson, David Matlin, Arthur Coady, Elias Sabo and I. Joseph Massoud.

    8(a) Restructuring Agreement, dated March 14, 2003, between Personnel Group of America, Inc., certain of its subsidiaries listed therein, MatlinPatterson Global Opportunities Partners, L.P., Inland Partners, L.P., Links Partners, L.P., Zazove Associates LLC and Widget, L.P.

       9 Bermuda Participation Agreement dated as of May 15, 2001 by and between MatlinPatterson Global Opportunities Partners L.P. (formerly, CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda), L.P. (formerly, CSFB Global Opportunities Partners (Bermuda), L.P.).

      10 B Participation Agreement dated as of July 16, 2002 by and between MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners B, L.P.

(a) Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on March 17, 2003 by Personnel Group of America, Inc.



                             (Page 33 of 37 pages)

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated: March 17, 2003

                             MATLINPATTERSON LLC

                             By:   /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Member

                             MATLINPATTERSON ASSET MANAGEMENT
                             LLC

                             By:  MatlinPatterson LLC, its manager

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Member


                             MATLINPATTERSON GLOBAL ADVISERS
                             LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Chairman


                             MATLINPATTERSON GLOBAL PARTNERS
                             LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director


                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director



                               (Page 34 of 37)

                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director

                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS B, L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director

                             LINKS PARTNERS, L.P.

                             By:  Coryton Management Ltd., its general partner

                             By:   /s/ Arthur Coady
                                   ---------------------------------------------
                                    Name:  Arthur Coady
                                    Title: President

                             INLAND PARTNERS, L.P.

                             By:  Coryton Management Ltd., its general partner

                             By:   /s/ Arthur Coady
                                   ---------------------------------------------
                                    Name:  Arthur Coady
                                    Title: President

                             CORYTON MANAGEMENT LTD

                             By:   /s/ Arthur Coady
                                   ---------------------------------------------
                                    Name:  Arthur Coady
                                    Title: President

                             DAVID J. MATLIN

                             By:   /s/ David J. Matlin
                                   ---------------------------------------------
                                    Name:  David J. Matlin

                             MARK R. PATTERSON

                             By:   /s/ Mark R. Patterson
                                   ---------------------------------------------
                                    Name:  Mark R. Patterson



                               (Page 35 of 37)

                             ARTHUR COADY

                             By:   /s/ Arthur Coady
                                   ---------------------------------------------
                                    Name:  Arthur Coady

                             ELIAS SABO

                             By:   /s/ Elias Sabo
                                   ---------------------------------------------
                                    Name:  Elias Sabo


                             I. JOSEPH MASSOUD


                             By:   /s/ I. Joseph Massoud
                                   ---------------------------------------------
                                    Name:  I. Joseph Massoud



                               (Page 36 of 37)

                                                                EXHIBIT INDEX
                                                                -------------

    Exhibit No.       Description
    -----------       -----------

         5 Joint Filing Agreement, dated as of March 17, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mark Patterson, David Matlin Arthur Coady, Elias Sabo and I. Joseph Massoud.

        8(a) Restructuring Agreement, dated March 14, 2003, between Personnel Group of America, Inc., certain of its subsidiaries listed therein, MatlinPatterson Global Opportunities Partners L.P., Inland Partners, L.P., Links Partners, L.P, Zazove Associates, LLC and Acme Widget, L.P.

         9 Participation Agreement dated as of May 15, 2001 by and between MatlinPatterson Global Opportunities Partners L.P. (formerly, CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda), L.P. (formerly, CSFB Global Opportunities Partners (Bermuda), L.P.).

        10 B Participation Agreement dated as of July 16, 2002 by and between MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners B, L.P.



(a) Incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed on March 17, 2003 by Personnel Group of America, Inc.



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